Exhibit 99.1

Pericom Semiconductor Corporation

1545 Barber Lane

Milpitas, California 95035

November 18, 2015

Montage Technology Group Limited

Room A1601, Technology Building, 900 Yi Shan Road

Xuhui District, Shanghai, 200233

People’s Republic of China

Attention: Howard Yang, Chief Executive Officer

Mr. Yang:

The Board of Directors (the “Pericom Board) of Pericom Semiconductor Corporation (“Pericom” or the “Company”) has received Montage Technology Group Limited’s (“Montage,” “you” or “your”) revised unsolicited acquisition proposal dated November 18, 2015, (the “Offer”), to acquire all of the outstanding shares of Pericom for $19.00 in cash per share of common stock of Pericom. With the assistance of the Company’s independent financial advisors and outside legal counsel, the Pericom Board has carefully reviewed the Offer. After thorough consideration, the Pericom Board has unanimously rejected the Offer and determined that it is not superior to the transactions contemplated by the Agreement and Plan of Merger dated September 2, 2015, as amended November 5, 2015 (the “Diodes Merger Agreement”), by and among Pericom, Diodes Incorporated (“Diodes”), and PSI Merger Sub, Inc., and that the Offer is not in the best interest of Pericom’s shareholders.

Despite certain modifications made to your initial unsolicited acquisition proposal, and as discussed with you and your representatives on numerous occasions, the Pericom Board has determined that there remain significant financing, regulatory and other risks that make your ability to close a transaction substantially uncertain at this time and significantly less likely and timely than the closing of the transactions contemplated by the Diodes Merger Agreement. In reaching its determination to reject the Offer, the Pericom Board took into account, after consultation with the Company’s independent financial advisors and outside legal counsel, many considerations, including the following:

Regulatory Risk:

In connection with an acquisition of Pericom by Montage, the parties are subject to certain regulatory scrutiny and oversight, including from governmental authorities in the People’s Republic of China (“PRC”) and Taiwan and from the Committee on Foreign Investments in the United States. Although the Pericom Board acknowledges modifications made to your initial unsolicited acquisition proposal, including the removal of regulatory approvals as a condition to closing, the Pericom Board also understands that regulatory oversight is a function of law and not contract. That is, while your Offer may not be conditioned on regulatory approval, a transaction between Montage and Pericom would still subject to the risk of regulatory interference, a fact that Montage appears to understand as Montage has retained the ability to terminate the merger agreement in the event that a governmental entity enacts, issues, promulgates, enforces or enters any law that makes the transaction illegal or otherwise enjoins or prohibits the consummation of the transaction. We do not agree that Pericom shareholders should bear the risk of regulatory interference and cannot conclude in good faith that Montage has addressed our concerns by simply deleting regulatory approvals as a condition to closing.

Further, although the Offer contemplates that you will be subject to “hell or high water” obligations in order to obtain regulatory approvals, you have not provided any information to Pericom regarding your plans for successfully obtaining such approvals, including with respect to expected divestitures of Pericom assets in Taiwan. Your failure to provide Pericom with any information with respect to your strategy for obtaining regulatory approval, your deletion of regulatory approvals as a condition to closing, and your retention of the right to terminate the merger agreement in the event of regulatory interference, raises significant concerns as to your understanding of the regulatory oversight applicable to a transaction to acquire Pericom and, moreover, raises significant doubts with respect to Montage’s ability to close a transaction with Pericom.

Financing Risk:

To date, you have been unable to demonstrate that you have obtained sufficient commitments with respect to the financing necessary to close a transaction with Pericom or a reasonable likelihood that you will be able to obtain such commitments in a reasonable timeframe.

Pericom has repeatedly discussed with you, your financial advisors and your legal advisors Pericom’s view that the one-page financing letters from each of Bank of China Shanghai Pudong Branch and China Electronics Financial Co. Ltd. presented in your initial unsolicited proposal fail to provide adequate assurance that you will be able to finance a proposed transaction with Pericom. As described in Pericom’s proxy materials, subsequent press releases and as communicated during the course of several discussions with you and your advisors, both of the one-page financing letters are subject to broad and vague conditions which provide the lenders with excessive discretion to withdraw their financing. For example, the one-page letter from the Bank of China states that any financing to be provided to Montage is subject to evaluation by its committee and will not be issued until all the conditions that the Bank of China requires are fully satisfied. However, such letter does not include any details regarding what those conditions may be and, despite Pericom’s repeated requests for additional information with respect to such conditions and increased financing certainty, you have not provided any further information regarding such conditions or your ability to obtain committed financing. Similarly, despite providing an updated one-page financing letter from China Electronics Financial Co. Ltd. on September 27, 2015, such financing letter does not provide any additional information with respect to the conditions of the financing, does not provide the Pericom Board with any legitimate reason to believe that the financing is indeed firmly committed, and, despite our numerous requests for additional information and more certain financing commitment letters, has not been further revised or updated as of the date of the Offer. Finally, both one-page financing letters are subject to the laws of the PRC, creating significant uncertainty with respect to the ability to enforce such letters.

The Pericom Board has an obligation to Pericom shareholders to consider not only the purchase price of an offer, but also the likelihood of completing any proposed transaction. Although your Offer provides for a greater per share purchase price than your previous unsolicited proposal, the certainty of Pericom shareholders actually receiving such “premium” remains unchanged. As so aptly put by then Vice Chancellor of the Court of Chancery of the State of Delaware, Leo E. Strine, in In re Dollar Thrifty Shareholder Litigation, “Value is not value if it is not ultimately paid.” Importantly, your Offer did not include revised commitment letters providing for any additional certainty with respect to your ability to obtain financing sufficient to consummate a transaction with Pericom. In light of your failure to provide further assurances that you have committed financing, including your failure to adequately respond to Pericom’s numerous and clearly communicated requests with respect to the financing letters you have provided, together with the regulatory risks associated with the Offer, the Pericom Board cannot conclude that the value of the Offer is superior to that offered by the significantly more certain and timely transactions contemplated by the Diodes Merger Agreement.

Considering these and other factors, the Pericom Board has determined that the additional premium represented by the $19.00 per share price of the Offer, as compared to the transactions contemplated by the Diodes Merger Agreement, is insufficient to outweigh the significant financing, regulatory and other risks for Pericom’s shareholders that are associated with pursuing a transaction with Montage. Therefore, the Pericom Board has unanimously rejected the Offer.

On behalf of the Pericom Board,

/s/ Alex Hui

Alex Hui

Chairman, Chief Executive Officer & President

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